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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                                  STATEMENT ON

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                                FINAL AMENDMENT

                           SHERIDAN HEALTHCARE, INC.
                           (NAME OF SUBJECT COMPANY)

                             VESTAR/SHERIDAN, INC.
                         VESTAR/SHERIDAN HOLDINGS, INC.
                         VESTAR/SHERIDAN INVESTORS, LLC
                                    (BIDDER)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLES OF CLASSES OF SECURITIES)
                            ------------------------
                                   823781109
                                   823781208
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)
                            ------------------------
                              JAMES L. ELROD, JR.
                         VESTAR/SHERIDAN INVESTORS, LLC
                          245 PARK AVENUE, 41ST FLOOR
                               NEW YORK, NY 10167
                           TELEPHONE: (212) 351-1600
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                    COPY TO:
                             PETER J. GORDON, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000
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     This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D (the "Schedule 14D-1/13D") filed on March 31, 1999 relating to the offer by Vestar/Sheridan, Inc., (formerly known as Vestar/Calvary, Inc.) a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Vestar/Sheridan Holdings, Inc.(formerly known as Vestar/Calvary Holdings, Inc.), a Delaware corporation ("Parent") and a wholly owned subsidiary of Vestar/Sheridan Investors, LLC (formerly known as Vestar/Calvary Investors,
LLC) ("Holdings"), a Delaware limited liability company, to purchase for cash all of the outstanding shares of Common Stock, par value $0.01 per share, and Class A Common Stock, par value $0.01 per share (collectively, the "Shares"), of Sheridan Healthcare, Inc., a Delaware corporation (the "Company"), at a purchase price of $9.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 31, 1999, as supplemented (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer").

     All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Items 5 of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

     The information in this Final Amendment under Item 6 is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of the Schedule 14D-1/13-D is hereby amended and supplemented as follows:

     At 12:00 Midnight, New York City time, on Tuesday, April 27, 1999, the Offer expired. Based on the information provided by the Depositary, 98.3% of the Shares (which number includes approximately 1,628,759 Shares subject to guaranty of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $9.25 per Share in cash.

     Pursuant to the Merger Agreement, the Purchaser intends to merge into the Company in accordance with the Delaware General Corporation Law (the "DGCL") as promptly as practicable. As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Parent, Purchaser or any other direct or indirect subsidiary of Parent or Purchaser, and Shares, if any, owned by stockholders who choose to dissent and demand appraisal of their Shares in accordance with DGCL) shall be canceled, retired and converted into the right to receive $9.25 per Share in cash, without interest, less any applicable withholding taxes.

     The consummation of the Offer was publicly announced in a press release issued by the Parent on April 28, 1999, a copy of which is filed as Exhibit
(a)(11) hereto and incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     Item 11 of the Schedule 14D-1/13-D is hereby amended and supplemented as follows:

     (a)(11) Press Release dated April 28, 1999.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

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(a)(11)  Press Release dated April 28, 1999.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          VESTAR/SHERIDAN INVESTORS, LLC

                                          By:      VESTAR CAPITAL PARTNERS III,
                                              L.P.,
                                            ------------------------------------
                                            its Sole Member

                                          By:      VESTAR ASSOCIATES III,
                                              L.P.,
                                            ------------------------------------
                                            its General Partner

                                          By:      VESTAR ASSOCIATES CORPORATION
                                              III
                                            ------------------------------------
                                            its General Partner

                                          By: /s/  JAMES L. ELROD, JR.
                                            ------------------------------------
                                            Name:  James L. Elrod, Jr.
                                            Title:   Vice President

                                          VESTAR/SHERIDAN HOLDINGS, INC.

                                          By: /s/  JAMES L. ELROD, JR.
                                            ------------------------------------
                                            Name:  James L. Elrod, Jr.
                                            Title:   President

                                          VESTAR/SHERIDAN, INC.

                                          By: /s/  JAMES L. ELROD, JR.
                                            ------------------------------------
                                            Name:  James L. Elrod, Jr.
                                            Title:   President

Date: April 28, 1999

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                                 EXHIBIT INDEX

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EXHIBIT NO.                          DESCRIPTION                            PAGE NO.
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(a)(11)      Press Release dated April 28, 1999.
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